Exhibit 21.1

AMERICAN RARE EARTHS AND MATERIALS, CORP. AND SUBSIDIARIES
PRINCIPAL SUBSIDIARIES
AS OF JUNE 30, 2011

Name	State of Incorporation	Conducts Business Under

Element 21 Golf Canada Inc.	Ontario, Canada	Element 21 Golf Canada
Element 21 Sports Inc.	Ontario, Canada	Element 21 Sports